SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Act of 1934

For the month of October, 2003

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile (“the Bank”) in local newspapers on October 27, 2003, regarding Consolidated Financial Statements as of September 30, 2003 and 2002.

Banco de Chile and Subsidiaries

Consolidated Financial Statements

as of September 30, 2003 and 2002

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30,

(Expressed in million of Chilean pesos)

ASSETS	2003	2002
	MCh$	MCh$
CASH AND DUE FROM BANKS	732,631.1	946,097.0

LOANS:
Commercial loans	2,535,820.1	2,605,011.0
Foreign trade loans	619,708.9	716,515.2
Consumer loans	437,195.4	400,774.1
Mortgage loans	1,154,130.3	1,238,062.1
Leasing contracts	267,723.4	250,572.7
Contingent loans	398,780.2	388,718.8
Other outstanding loans	582,171.4	574,538.9
Past due loans	124,130.1	160,431.0

Total loans	6,119,659.8	6,334,623.8
Allowance for loan losses	(158,862.6)	(195,611.4)

Total loans, net	5,960,797.2	6,139,012.4

OTHER LOANS:
Interbank loans	29,715.5	62,621.6
Investments purchased under agreements to resell	15,303.8	20,428.1

Total other loans	45,019.3	83,049.7

INVESTMENTS:
Government securities	1,116,651.6	831,718.9
Other financial investments	412,496.3	653,157.8
Investment collaterall under agreements to repurchase	297,620.7	421,978.8
Assets held for leasing	16,048.0	14,862.9
Assets received in lieu of payment	17,100.1	21,404.6
Other non financial investments	2.2	2.6

Total investments	1,859,918.9	1,943,125.6

OTHER ASSETS	220,875.9	262,315.1

FIXED ASSETS:
Bank premises and equipment, net	129,959.8	147,535.4
Investments in other companies	3,519.0	5,247.3

Total fixed assets	133,478.8	152,782.7

Total assets	8,952,721.2	9,526,382.5

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30,

(Expressed in million of Chilean pesos)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2003	2002
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,114,274.6	1,039,696.4
Time deposits	3,677,950.2	3,897,481.0
Other demand and time deposits	634,032.1	667,959.8
Securities sold under agreements to repurchase	305,886.4	425,741.6
Mortgage finance bonds	1,030,522.0	1,335,733.1
Contingent liabilities	399,188.3	388,930.5

Total deposits and other liabilities	7,161,853.6	7,755,542.4

BONDS ISSUED:
Bonds	3,766.5	5,851.4
Subordinated bonds	274,205.5	280,955.8

Total bonds issued	277.972.0	286,807.2

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	3,135.8	3,926.5
Other Central Bank borrowings	—	—
Borrowings from domestic financial institutions	62,879.7	97,638.9
Foreign borrowings	582,439.3	367,081.3
Other liabilities	39,324.6	81,208.5

Total borrowings from financial institutions and Central Bank	687,779.4	549,855.2

OTHER LIABILITIES	133,502.1	297,935.8

Total liabilities	8,261,107.1	8,890,140.6

VOLUNTARY ALLOWANCE FOR LOAN LOSSES	20,557.3	20,788.2

MINORITY INTEREST	4.4	4.9

SHAREHOLDERS’ EQUITY:
Capital and reserves	562,356.9	562,164.0
Other equity accounts	5,684.9	8,124.0
Net income for the period	103,010.6	45,160.8

Total shareholders’ equity	671,052.4	615,448.8

Total liabilities and shareholders’ equity	8,952,721.2	9,526,382.5

	2003	2002
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	367,707.0	540,383.7
Gains from trading activities	19,962.8	20,041.5
Income from fees and other services	88,254.3	71,111.2
Gains from foreign exchange transactions	33,130.7	—
Other operating income	9,729.7	5,466.9

Total operating revenues	518,784.5	637,003.3
Less:
Interest expense	(164,171.1)	(237,964.3)
Losses from trading activities	(11,196.6)	(9,986.9)
Expenses from fees and other services	(15,824.8)	(12,433.9)
Losses from foreign exchange transactions	—	(49,566.4)
Other operating expenses	(7,508.8)	(4,702.2)

Gross margin	320,083.2	322,349.6
Personnel salaries and expenses	(89,927.2)	(96,785.7)
Administrative and other expenses	(62,220.9)	(65,236.0)
Depreciation and amortization	(14,500.4)	(18,603.6)

Net margin	153,434.7	141,724.3
Provision for loan losses	(45,055.9)	(107,616.6)
Loan loss recoveries	17,913.8	8,191.3

Total operating income	126,292.6	42,299.0
NON OPERATING RESULTS:
Non operating income	4,633.2	4,927.4
Non operating expenses	(10,537.3)	(11,430.5)
Equity participation in net income (loss) in investments in other companies	(2,059.5)	(582.2)
Net loss from price-level restatement	(4,647.1)	(4,026.7)

Income before income taxes	113,681.9	31,187.0
Income taxes	(10,670.0)	(4,115.8)

Income after income taxes	103,011.9	27,071.2
Minority interest	(1.3)	2.3

Surplus	103,010.6	27,073.5
Voluntary loan loss allowance	—	18,087.3

Net income for the period	103,010.6	45,160.8

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2003

Banco de Chile

/s/ Pablo Granifo L.

By: Pablo Granifo Lavín General Manager